
June 27, 2018

Cynthia Kun He
Chief Financial Officer
Bitauto Holdings Limited
New Century 10 Hotel Office Tower, 6/F
No. 6 South Capital Stadium Road
Beijing, 100044
The People's Republic of China

    Re: Bitauto Holdings Limited
        Form 20-F for the Fiscal Year Ended December 31, 2017
        Filed April 27, 2018
        File No. 001-34947

Dear Ms. He:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Operating and Financial Review and Prospects
Critical Accounting Policies and Estimates
Goodwill, page 76

1. Please tell us the percentage by which the fair value of each of your reporting units exceeded its carrying value as of your most recent test. As part of your response, please tell us how the decline in your market capitalization was considered when performing your analysis. To the extent that any reporting unit is at risk of failing the impairment test, disclose the following:

   • The percentage by which fair value exceeded carrying value as of the date of the most

recent test;
- The amount of goodwill allocated to the reporting unit;
- A description of the methods and key assumptions used and how the key assumptions were determined;
- A discussion of the degree of uncertainty associated with the key assumptions; and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if no reporting unit is at risk of failing the test, please disclose that fact.

Consolidated Balance Sheets, page F-4

2.   Please tell us what consideration was given to separately presenting encumbered and unencumbered finance receivables on the face of your consolidated balance sheets. Please refer to ASC 860-30-45-1.

3.   Please disclose the assets of the consolidated variable interest entities (VIEs) that can be used only to settle obligations of the consolidated VIE. Refer to ASC 810-10-45-25.

22. Income tax expense, page F-53

4.   Please disclose the tax years that remain subject to examination by major tax jurisdictions. Refer to ASC 740-10-50-15e.

27. Operating segment information, page F-65

5.   Your disclosure on page F-27 indicates that cost of revenue includes funding costs which would appear to include interest expense. As cost of revenue is included in the measure of segment profitability disclosed on page F-66 for your Transaction services segment, please disclose the interest expense included in funding costs separately for this segment. Similar concerns apply to interest revenues. Refer to ASC 280-10-50-22(c) and (d).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Becky Chow, Staff Accountant, at 202-551-6524 or Christine Dietz, Assistant Chief Accountant, at 202-551-3408 with any questions.

Division of Corporation Finance
Office of Information Technologies
and Services